Form 51-102F4
Business Acquisition Report
(the “Report”)

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Merus Labs International Inc.
1177 West Hastings Street, Suite 2007
Vancouver, BC V6E 2K3

1.2	Executive Officer

Ahmad Doroudian, 604 805-7753

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Merus International Labs Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”) entered into a definitive arrangement agreement on November 10, 2011, pursuant to which, on December 19, 2011, Envoy and Merus amalgamated to form a new company called Merus International Labs Inc. (“Merus”) pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Holders of common shares of Old Merus (each, an “Old Merus Share”) received one common shares of Merus (each, a “Merus Share”) for every four Old Merus Shares held and holders of common shares of Envoy (each, an “Envoy Share”) received one Merus Share for every Envoy Share held. The holders of options and warrants to purchase common shares of Old Merus or Envoy received options or warrants, as applicable, to purchase common shares of Merus, which were adjusted for the exchange ratio of Merus Shares for Old Merus Shares.

Details with respect to the Arrangement were disclosed in a joint management information circular dated November 10, 2011 (the “Circular”) on page 29 under the heading “The Arrangement”. The Circular was filed by Old Merus and Envoy on SEDAR on November 11, 2011.

2.2	Acquisition Date

The acquisition date used for accounting purposes is December 19, 2011.

2.3	Consideration

Please see the description of the Arrangement under Item 2.1.

2.4	Effect on Financial Position

Details with respect to the effect on the financial position of Envoy and Old Merus were disclosed in the Circular on page 64 under the heading “Pro Forma Information Concerning Amalco”.

2.5	Prior Valuations

Details with respect to prior valuations were disclosed in the Circular on page 30 under the heading “Fairness Opinion”.

2.6	Parties to Transaction

Old Merus, Envoy and their respective securityholders were parties to the Arrangement. Other than the officers and directors of Old Merus and Envoy who held shares of Old Merus and Envoy, Old Merus, Envoy or their respective securityholders were not informed persons, associates or affiliates of Merus prior to the closing of the Arrangement.

2.7	Date of Report

March 2, 2012

ITEM 3	FINANCIAL STATEMENTS AND OTHER INFORMATION

The following financial statements of Old Merus are filed on SEDAR and are incorporated by reference into this Report:

(a)	annual audited financial statements for the years ended May 31, 2011 and 2010; and

(b)	interim financial statements for the interim periods ended November 30, 2011 and 2010.

Merus has not obtained the consent of the auditors to include the audit reports thereon in this Report.

The following are the pro forma financial statements for Merus as of September 30, 2011.

AMALCO
Consolidated pro-forma balance sheets
(Expressed in Canadian dollars)
(unaudited)

	Envoy Capital	Merus Labs
	September 30,	September 30,	Pro-forma		Pro-forma
	2011	2011	Adjustments	Note 4	Amalco
	$	$	$		$

Assets

Current Assets

Cash	5,059,650	347,721	6,272,918	a	2,340,947
			(4,311,067)	a
			8,393,000	b
			(13,421,175)	c
Investments held for trading	3,134,137	--	--		3,134,137
Accounts receivable, net	78,978	1,407,052	--		1,486,030
Prepaid expenses	19,676	16,478	--		36,154
Inventory	--	421,756	--		421,756
Loans receivable	1,598,260	--	--		1,598,260

	9,890,701	2,193,007	(3,066,424)		9,017,284
Real estate	1,116,000	--	--		1,116,000
Property, plant and equipment	12,150	--	--		12,150
Intangible assets	--	19,810,393	--		19,810,393
Goodwill	--	--	17,529,040	d	17,529,040

	11,018,851	22,003,400	14,462,616		47,484,867

Liabilities and Shareholders’ Equity

Current Liabilities

Accounts payable and accrued liabilities	686,339	245,533	548,436	e	1,480,308
Due to related party	--	2,000	--		2,000
Income taxes payable	--	178,796	--		178,796
Current portion of long-term loan payable	--	157,500	--		157,500
Short-term loan payable	--	4,311,067	(4,311,067)	a	--
Due to Iroko	--	13,421,275	(13,421,275)	c	--

	686,339	18,316,171	(17,183,906)		1,818,604
Long-term loan payable	--	342,500	--		342,500
Future income tax liability	--	1,382,878	--		1,382,878

	686,339	20,041,549	(17,183,906)		3,543,982

Shareholders’ Equity

Share capital	8,762,524	3,648,664	6,272,918	a	40,957,482
			8,393,000	b
			17,529,040	d
			(3,648,664)	f
Contributed surplus	30,719,348	450,992	(450,992)	f, h	30,719,348
Deficit	(29,149,360)	(2,137,805)	(548,436)	e	(27,735,945)
			2,137,805	f
			1,961,851	f

	10,332,512	1,961,851	31,646,522		43,940,885

	11,018,851	22,003,400	14,462,616		47,484,867

AMALCO
Consolidated pro-forma statements of operations and comprehensive loss
(Expressed in Canadian dollars)
(unaudited)

	Envoy Capital	Merus Labs
	Twelve Months	Twelve Months
	Ended	Ended
	September 30,	September 30,	Pro-forma		Proforma
	2011	2011	Adjustments	Note 4	Amalco
	$	$	$		$

Revenues
Sales	--	3,477,380	–		3,477,380
Net investment gains	1,403,189	--	–		1,403,189
Interest and dividend income	479,158	--			479,158

	1,882,347	3,477,380			5,359,727
Cost of goods sold	--	396,475	–		396,475

Gross margin	1,882,347	3,080,905			4,963,252

Expenses

Amortization and depreciation	17,062	539,589	–		556,651
Foreign exchange loss	--	1,004,260	–		1,004,260
Management fees	--	82,500	--		82,500
Professional fees	--	148,520	548,436	e	696,956
Selling, general and administrative	638,764	265,172	--		903,936
Occupancy costs	79,070	--	--		79,070
Salaries and benefits	1,869,799	151,507	--		2,021,306
Stock-based compensation	--	41,142	--		41,142
Transfer agent and filing fees	--	43,745	--		43,745

	2,604,695	2,276,435	548,436		5,429,566

Net income (loss) before other income (expense)	(722,348)	804,470	548,436		(466,314)

Other income (expense)

Accretion of discount on loan payable	--	(451,202)			(451,202)
Interest expense and financing costs	(10,865)	(256,951)			(267,816)
Restructuring expense	(6,061,413)	--	6,061,413	g	--
Other income	--	3,506	–		3,506

	(6,072,278)	(704,647)	6,061,413		(715,512)

Net income/(loss) before income taxes, minority interest and discontinued operations	(6,794,626)	99,823	5,512,977		(1,181,826)

Income tax expense
Current	--	178,796	--		178,796
Future	--	1,382,878	–		1,382,878

Net income/(loss) before minority interest and discontinued operations	(6,794,626)	(1,461,851)	5,512,977		(2,743,500)

Minority interest	(7,018)	--	--		(7,018)

Net income/(loss) before discontinued operations	(6,787,608)	(1,461,851)	5,512,977		(2,736,482)

Loss on disposal of discontinued operations, net of taxes	(396,471)	--	396,471	g	--
Loss from discontinued operations, net of taxes	(282,969)	--	282,969	g	--

Net income/(loss) and comprehensive income (loss)	(7,467,048)	(1,461,851)	6,192,417		(2,736,482)

Net earnings/(loss) per share, basic	(0.93)	(0.07)			(0.11)
Net earnings/(loss) per share, diluted	(0.93)	(0.07)			(0.11)

Weighted average shares outstanding, basic	8,028,377	22,281,000			25,164,000
Weighted average shares outstanding, diluted	8,028,377	22,281,000			25,164,000

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

1.	Description of Transaction

On November 9, 2011, Envoy Capital Group Inc. (“Envoy”) and Merus Labs International Inc. (“ Merus”) entered into an arrangement agreement, whereby Envoy and Merus agreed to amalgamate (the “Amalgamation”) to form a new company (“Amalco”). The proposed Amalgamation will be effected by way of a Plan of Arrangement completed under the British Columbia Business Corporations Act. It will feature a common share exchange through which:

•	Envoy shareholders will receive one common shares of Amalco (each, an “Amalco Common Share”) for each common share of Envoy (each, an “Envoy Common Share”) owned; and

•	Merus shareholders will receive 0.25 Amalco Common Shares for each common share of Merus (each, a “Merus Common Share”) owned.

Prior to the Amalgamation, Envoy may consolidate its shares, as determined by Envoy’s board of directors, on the basis of up to one new Envoy Common Share for every three old Envoy Common Shares. The exchange ratio for Merus will be adjusted to account for any consolidation of Envoy Common Shares. On closing of the Amalgamation, under the terms of the arrangement agreement, all outstanding Envoy Common Share stock options and warrants will be exchanged for Amalco Common Share stock options, adjusted based on the Envoy exchange ratio of 1:1.

On closing of the Amalgamation, under the terms of the arrangement agreement, all outstanding Merus Common Share stock options and warrants will be exchanged for Amalco Common Share stock options, adjusted based on the Merus exchange ratio of 0.25:1, as adjusted to account for any consolidation of the Envoy Common Shares.

The transaction is subject to approval by Envoy and Merus common shareholders as well as regulatory, stock exchange and court approvals. The required shareholder approval will be 66% of the votes cast by each of the holders of Envoy and Merus Common Shares at shareholder meetings held to consider the proposed amalgamation transaction.

2.	Basis of Presentation

The accompanying unaudited pro-forma combined financial statements of Amalco have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (Canadian “GAAP”) from information derived from the financial statements of Envoy Capital Group Inc. (“Envoy”) and Merus Labs International Inc. (“Merus”) together with other information available to Amalco. The unaudited pro-forma combined financial statements have been prepared for inclusion in the Joint Management Information Circular involving Envoy and Merus dated November 10, 2011 in conjunction with the transaction described in Note 1 above.

The unaudited pro-forma consolidated financial statements have been prepared from:

•	Envoy’s audited Consolidated Financial Statements as at and for the year ended September 30, 2011, and

•	Merus’s audited Consolidated Financial Statements as at and for the year ended September 30, 2011.

The unaudited pro-forma consolidated financial statements have been prepared as follows:

•	To include all adjustments necessary for fair presentation in accordance with Canadian GAAP,

•

To illustrate the impact of the transaction. The unaudited pro-forma consolidated financial statements may not be indicative of the operating results or financial condition that actually would have occurred if the transaction had been completed on the dates or for the periods presented, nor do they purport to project the results that may be obtained in the future.

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

3.	Significant Accounting Policies

Envoy and Merus prepare their consolidated financial statements in accordance with Canadian GAAP.

The unaudited pro-forma consolidated financial statements have been prepared on the basis that Envoy will acquire Merus using the purchase method of accounting. Accordingly, the assets and liabilities of Merus will be recorded at their estimated fair value using CICA 1582 Business Combinations.

4.	Preliminary Purchase Price Calculation and Allocation

The transaction described above in Note 1 has resulted in the following estimated purchase price allocation:

Estimated Purchase Price
Amalco Common Shares issued to Merus shareholders	11,900,979
Value of shares issued (per common share)	$2.00
23,801,958

The above purchase price has been allocated based on management’s preliminary estimates of fair values as follows:

Allocation of Purchase Price
Cash	347,721
Accounts receivable	1,407,052
Prepaid expenses	16,478
Inventory	421,756
Intangible assets	19,810,393
Accounts payable and accrued liabilities	(245,533)
Due to related party	(2,000)
Income taxes payable	(178,796)
Due to Iroko	(13,421,275)
Long-term loan payable	(500,000)
Future income tax liability	(1,382,878)
Goodwill	17,529,040

23,801,958

The unaudited pro-forma consolidated financial statements include the following pro-forma adjustments and assumptions:

a.	In October 2011, 16,324,250 warrants of Merus were exercised for total proceeds of $6,272,918. Part of these proceeds was used to repay Merus’s short-term loan payable of $4,311,067.

b.	Private placement of 4,196,500 Amalco Shares at $2 per share for proceeds of $8,393,000.

c.	Repayment of due to Iroko of $13,421,275 by Amalco.

AMALCO
Notes to the consolidated pro-forma financial statements
(Expressed in Canadian dollars)

4.	Preliminary Purchase Price Calculation and Allocation (continued)

d.

11,900,979 shares of Amalco issued to holders of Merus Shares at $2 per share for total consideration of $23,801,958. Allocation of the consideration to Merus’s net assets and liabilities assumed will result in goodwill of $17,529,040.

	e.	Transaction costs of plan of arrangement of $548,436.

	f.	Elimination of historical share capital of $3,648,664, contributed surplus of $450,992 and deficit of $2,137,805 belonging to Merus, resulting in $1,961,851 being eliminated from Amalco’s deficit.

g.

Elimination of one-time restructuring expense of $6,061,413 incurred by Envoy, loss from disposal of discontinued operations of $396,471 and loss from discontinued operations of $484,372 related to Watt International Inc.

	h.	Assumption that the replacement of Envoy and Merus options and warrants will not result in an increase in fair value of Amalco’s options and warrants.

The calculation and purchase price allocation is a preliminary estimate and will change depending on several factors. The impact of these factors will not be known until the completion of the transaction. The factors are as follows:

•	Changes in fair values of Merus’s assets and liabilities between September 30, 2011 and the closing date of the transaction and as further analysis is completed.
•	Actual number of Merus Common Shares outstanding at the closing of the transaction.

5.	Pro-forma Share Capital

The pro-forma share capital has been determined as follows:

	Number of Shares	Amount
Number of shares issued to Merus shareholders	11,900,979	23,801,958
Number of shares issued to Envoy shareholders	8,762,524	8,762,524
Planned private placement of 4,500,000 Amalco shares at $2/share	4,500,000	9,000,000

	25,163,503	41,564,482

The pro-forma share capital assumes the minimum number of Amalco Shares of 25,163,503 is issued. The effect of the maximum number of shares that could be issued upon the amalgamation being effected of 30,291,664 Amalco Shares has not been included.